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                            October 5, 2020

       Hans Thomas
       Chief Executive Officer
       10X Capital Venture Acquisition Corp
       1 World Trade Center, 85th Floor
       New York, NY 10007

                                                        Re: 10X Capital Venture
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed September 25,
2020
                                                            File No. 333-249072

       Dear Mr. Thomas:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed September 25, 2020

       Exhibit 23.1, page X-23

   1.                                                   We note that your
auditors    consent refers to the balance sheet of 10X Capital Venture
                                                        Acquisition Corp as of
August 10, 2020. Please have your auditor revise their consent to address the date of the
balance sheet included in the filing.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Hans Thomas
10X Capital Venture Acquisition Corp
October 5, 2020
Page 2

        You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,
FirstName LastNameHans Thomas
                                                        Division of Corporation
Finance
Comapany Name10X Capital Venture Acquisition Corp
                                                        Office of Real Estate &
Construction
October 5, 2020 Page 2
cc:       Jessica Chen
FirstName LastName